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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                (Amendment No.1)
                    Under the Securities Exchange Act of 1934

                       Take-Two Interactive Software, Inc.
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                         (Title of Class of Securities)

                                   0008740541
                                 (CUSIP Number)

                                  May 11, 1999
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-2(b)
         [ ] Rule 13d-2(c)
         [x] Rule 13d-2(d)
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 2 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         BMG Music

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         New York, United States of America

    Number of           5        Sole Voting Power                  1,350,000
     Shares
  Beneficially          6        Shared Voting Power                1,350,000
 Owned by Each
Reporting Person        7        Sole Dispositive Power             1,350,000
      With
                        8        Shared Dispositive Power           1,350,000


9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         PN
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 3 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann Music Group, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware, United States of America

   Number of            5        Sole Voting Power                  1,350,000
     Shares
 Beneficially           6        Shared Voting Power                1,350,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,350,000
  Person With
                        8        Shared Dispositive Power           1,350,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         CO, HC
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 4 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware, United States of America

   Number of            5        Sole Voting Power                  1,350,000
     Shares
 Beneficially           6        Shared Voting Power                1,350,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,350,000
  Person With
                        8        Shared Dispositive Power           1,350,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         CO, HC
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 5 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann AG

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

   Number of            5        Sole Voting Power                  1,350,000
     Shares
 Beneficially           6        Shared Voting Power                1,350,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,350,000
  Person With
                        8        Shared Dispositive Power           1,350,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         CO, HC
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 6 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Johannes Mohn GmbH

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

   Number of            5        Sole Voting Power                  1,350,000
    Shares
 Beneficially           6        Shared Voting Power                1,350,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,350,000
  Person With
                        8        Shared Dispositive Power           1,350,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         OO, HC
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 7 of 12 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Reinhard Mohn

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

    Number of           5        Sole Voting Power                  1,350,000
    Shares
 Beneficially           6        Shared Voting Power                1,350,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,350,000
  Person With
                        8        Shared Dispositive Power           1,350,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,350,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person (See Instructions)

         IN
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 8 of 12 pages



ITEM 4.  OWNERSHIP

         Item 4 is hereby amended and restated in its entirety as follows:

                  (a) BMG Music (through its division BMG Entertainment) is the record holder of, and each other Reporting Person may be deemed to be the beneficial owner of, 1,350,000 shares of common stock, par value $.01 per share (the "Common Stock") of Take-Two Interactive Software, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer").

                  (b) The 1,350,000 shares of Common Stock which BMG Music and each other Reporting Person may be deemed to beneficially own represent approximately 6.0 percent of the total number of shares of Common Stock outstanding (based upon information contained in the Issuer's registration statement on Form S-1 (File No. 333-74851) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 23, 1999, as amended by Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on April 9, 1999 and Post-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on May 6, 1999).

                  (c) BMG Music has, and each other Reporting Person may be deemed to have, sole voting and dispositive power with respect to the 1,350,000 shares of Common Stock held of record by BMG Music.


ITEM 10.  CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated June 9, 1999:                 /s/ Reinhard Mohn
                                    ----------------------------------------
                                    REINHARD MOHN


                                    JOHANNES MOHN GMBH

Dated June 9, 1999:                 By: /s/ Reinhard Mohn
                                        -----------------------------------
                                         Reinhard Mohn
                                         Chairman

                                    By: /s/ Mark Woessner
                                        -----------------------------------
                                        Mark Woessner
                                        Chairman


                                    BERTELSMANN AG

Dated June 9, 1999:                 By: /s/ Thomas Z. Middelhoff
                                        --------------------------------------
                                         Thomas Z. Middelhoff
                                         Chairman of the Board and CEO
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CUSIP No. 0008740541              SCHEDULE 13G/A              Page 9 of 12 pages



                                    BERTELSMANN, INC.

Dated June 9, 1999:                 By:  /s/ Jacqueline Chasey
                                         -----------------------------------
                                         Jacqueline Chasey
                                         Vice President and
                                         Assistant Secretary


                                    BERTELSMANN MUSIC GROUP, INC.

Dated June 9, 1999:                 By:  /s/ Thomas W. McIntyre
                                         -----------------------------------
                                         Thomas W. McIntyre
                                         Executive Vice President and Chief
                                         Financial Officer


                                    BMG MUSIC

                                    By: BERTELSMANN MUSIC
                                        GROUP, INC., as general partner

Dated June 9, 1999:                 By:  /s/ Thomas W. McIntyre
                                         -----------------------------------
                                         Thomas W. McIntyre
                                         Executive Vice President and Chief
                                         Financial Officer
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CUSIP No. 0008740541              SCHEDULE 13G/A             Page 10 of 12 pages



                                    EXHIBITS

         Exhibit 1.  Joint Filing Agreement